SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30472; 812-14081]

Symetra Mutual Funds Trust, et al.; Notice of Application

April 19, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements.

Summary of the Application: Applicants request an order that would permit them to enter into and materially amend subadvisory agreements without shareholder approval and would grant relief from certain disclosure requirements.

Applicants: Symetra Mutual Funds Trust (the "Trust") and Symetra Investment Management, Inc. (the "Adviser").

Filing Dates: The application was filed on October 3, 2012, and amended on March 25, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 13, 2013 and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's

Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission,

100 F Street, NE, Washington, DC 20549-1090. Applicants, Symetra Financial

Corporation, 777 108th Avenue, Suite 1200, Bellevue, WA 98004.

For Further Information Contact: Emerson S. Davis, Senior Counsel, at (202) 551-6868, or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Office of Investment Company

Regulation, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file

number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

   1.   The Trust, a Delaware statutory trust, is registered under the Act as an

open-end management investment company and currently offers three series which are

advised by the Adviser.[1] The Adviser, a Washington state corporation, is, and any future

Adviser will be, registered as an investment adviser under the Investment Advisers Act of

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[1] Applicants request relief with respect to any existing and any future series of the Trust and any other existing and future registered open-end management company or series thereof that: (a) is advised by the Adviser, or any entity controlling, controlled by, or under common control with the Adviser or its successor (each, also an "Adviser"); (b) uses the manager of managers structure described in the application; and (c) complies with the terms and conditions of the requested order (each, a "Fund" and collectively, the "Funds"). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an applicant and each series that currently intends to be a Fund is identified in the application. For purposes of the requested order, "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization. If the name of any Fund contains the name of a Subadviser (as defined below), that name will be preceded by the name of the Adviser.

1940 ("Advisers Act"). The Adviser will serve as investment adviser to the Funds under an investment advisory agreement with the Trust ("Advisory Agreement") that will have been approved by each respective Fund's shareholders and the Trust's Board of Trustees ("Board"),[2] including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of either the Trust or the Adviser ("Independent Trustees") in the manner required by sections 15(a) and (c) of the Act and rule 18f-2 under the Act.

2. Under the terms of the Advisory Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of each Fund's business affairs and selecting each Fund's investments according to that Fund's investment objectives, policies, and restrictions. For the investment management services it will provide to each Fund, the Adviser will receive the fee specified in the Advisory Agreement from such Fund based on the average daily net assets of the Fund. The Advisory Agreement permits the Adviser, subject to the approval of the Board, to delegate certain responsibilities to one or more subadvisers ("Subadvisers"). The Adviser expects to enter into subadvisory agreements with various Subadvisers ("Subadvisory Agreements") to provide investment advisory services to the Funds.[3] Each Subadviser is or will be an investment adviser as defined in section 2(a)(20) of the Act as well as registered, or not subject to registration, with the Commission as an "investment adviser" under the Advisers Act. The Adviser evaluates, allocates assets to and oversees the

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[2] The term "Board" also includes the board of trustees or directors of a future Fund.

[3] The Adviser has entered into Subadvisory Agreements with DoubleLine Capital LP and Yacktman Asset Management L.P.

Subadvisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. The Adviser will compensate the Subadvisers out of the advisory fee paid by a Fund to the Adviser under the Advisory Agreement.

3.   Applicants request an order to permit the Adviser, subject to Board approval, to select certain Subadvisers to manage all or a portion of the assets of a Fund or Funds pursuant to a Subadvisory Agreement and materially amend Subadvisory Agreements without obtaining shareholder approval. The requested relief will not extend to any Subadviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Trust, a Fund, or of the Adviser, other than by reason of serving as a subadviser to one or more of the Funds ("Affiliated Subadviser").

4.   Applicants also request an order exempting the Funds from certain disclosure provisions described below that may require a Fund to disclose fees paid by the Adviser to each Subadviser. Applicants seek an order to permit the Trust to disclose for a Fund (as both a dollar amount and as a percentage of the Fund's net assets): (a) the aggregate fees paid to the Adviser and any Affiliated Subadviser; and (b) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (collectively, "Aggregate Fee Disclosure"). Any Fund that employs an Affiliated Subadviser will provide separate disclosure of any fees paid to the Affiliated Subadviser.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by a vote of a majority of the company's

outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("1934 Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a registered investment company to include in its financial statement information about investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the

protection of investors and the purposes fairly intended by the policy and provisions of

the Act. Applicants state that the requested relief meets this standard for the reasons

discussed below.

6.   Applicants assert that the shareholders expect the Adviser subject to the

review and approval of the Board, to select the Subadvisers who are best suited to

achieve the Fund's investment objectives. Applicants assert that, from the perspective of

the shareholder, the role of the Subadvisers is substantially equivalent to that of the

individual portfolio managers employed by traditional investment company advisory

firms. Applicants state that requiring shareholder approval of each Subadvisory

Agreement would impose unnecessary delays and expenses on the Funds and may

preclude the Funds from acting promptly when the Adviser and Board consider it

appropriate to hire Subadvisers or amend Subadvisory Agreements. Applicants note that

the Advisory Agreements and any Subadvisory Agreements with Affiliated Subadvisers

will remain subject to the shareholder approval requirements of section 15(a) of the Act

and rule 18f-2 under the Act.

7.   If a new Subadviser is retained in reliance on the requested order, the

Funds will inform shareholders of the hiring of a new Subadviser pursuant to the

following procedures ("Modified Notice and Access Procedures"): (a) within 90 days

after a new Subadviser is hired for any Fund, that Fund will send its shareholders either a

Multi-manager Notice or a Multi-manager Notice and Multi-manager Information

Statement;[4] and (b) the Fund will make the Multi-manager Information Statement

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[4] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time

available on the website identified in the Multi-manager Notice no later than when the

Multi-manager Notice (or Multi-manager Notice and Multi-manager Information

Statement) is first sent to shareholders, and will maintain it on that website for at least 90

days. In the circumstances described in the application, a proxy solicitation to approve

the appointment of new Subadvisers provides no more meaningful information to

shareholders than the proposed Multi-manager Information Statement. Moreover, the

applicable Board will comply with the requirements of sections 15(a) and 15(c) of the

1940 Act before entering into or amending Subadvisory Agreements.

        8.   Applicants assert that the requested disclosure relief would benefit

shareholders of the Funds because it would improve the Adviser's ability to negotiate the

fees paid to Subadvisers. Applicants state that the Adviser may be able to negotiate rates

that are below a Subadviser's "posted" amounts if the Adviser is not required to disclose

the Subadvisers' fees to the public.

Applicants' Conditions:

        Applicants agree that any order granting the requested relief will be subject to the

following conditions[5]:

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period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

[5] Applicants will only comply with conditions 7, 8, 9 and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

1.	Before a Fund may rely on the order requested in the application, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund's shares to the public.

2.	The prospectus for each Fund will disclose the existence, substance, and effect of any order granted pursuant to the application. Each Fund will hold itself out to the public as employing the manager of managers structure described in the application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.	Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of a new Subadviser pursuant to the Modified Notice and Access Procedures.

4.	The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.	At all times, at least a majority of the Board will be Independent Trustees, and the nomination and selection of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.	When a Subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7. Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then existing Independent Trustees.

8. The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

9. Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10. The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund's assets and, subject to review and approval of the Board, will (i) set each Fund's overall investment strategies; (ii) evaluate, select and recommend Subadvisers to manage all or part of a Fund's assets; (iii) when appropriate, allocate and reallocate a Fund's assets among multiple Subadvisers; (iv) monitor and evaluate the performance of Subadvisers; and (v) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund's investment objective, policies and restrictions.

11. No trustee or officer of the Trust, or of a Fund, or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity that controls, is controlled by, or is under common control with a Subadviser.

12. Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13. In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary